VMware, Inc.

3401 Hillview Ave.

Palo Alto, CA 94304

July 14, 2011

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:	Kathleen Collins, Accounting Branch Chief

Re:	VMware, Inc.

Form 10-K for the fiscal year ended December 31, 2010

Filed February 28, 2011

Form 10-Q for the Quarter Ended March 31, 2011

Filed May 4, 2011

File No. 001-33622

Dear Ms. Collins:

On behalf of VMware, Inc. (“we,” “our,” or the “Company”), this letter is being filed in response to comments received from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter to Paul Maritz, the Company’s Chief Executive Officer, dated July 1, 2011 (the “July Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”) and our prior responses (the “Prior Responses”) to your earlier letters of April 27, 2011 and June 2, 2011.

The response below corresponds to the italicized comment which has been reproduced from the July Letter.

Form 10-Q for the Quarter Ended March 31, 2011

Note K. Commitments and Contingencies

Litigation, page 12

1.	We note your response to prior comment 2 where you state “ASC 450 does not require disclosure in cases where such assessments do not indicate that it is reasonably possible that losses exceeding the amounts already recognized may have been incurred that would be material.” However, ASC 450-20-50 requires disclosures of an estimate of a reasonably possible loss or range of loss in excess of amounts already recognized or a statement that such an estimate cannot be made. From your previous response, it appears that you are able to estimate the loss. Accordingly, please disclose your quantified amounts. If the quantified amounts are not material, you may comply with this requirement by stating that the estimate is immaterial instead of quantifying the additional loss or range of loss. Please revise your disclosures accordingly to provide such clarity and submit, to us, a copy of the proposed disclosures that you will include in your next Form 10-Q.

Response:

The Company advises the Staff that it determined that the reasonably possible range of losses in excess of amounts already recognized is immaterial. The Company will revise its disclosure in future filings in accordance with the Staff’s request. If, at the time the Company files its next Form 10-Q, management does not believe it is reasonably possible that losses in excess of those already accrued will be material, the Company will include the following disclosure in the financial note with respect to litigation contingencies:

“From time to time, VMware is subject to legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters. VMware accrues for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. To the extent there is a reasonable possibility that the losses could exceed the amounts already accrued, management believes that the amount of any such additional loss would be immaterial to VMware’s consolidated financial position and results of operation.”

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact me at (650) 427-4687 (telephone) or via email at rsisco@vmware.com.

Very truly yours,

/s/ Robynne D. Sisco Robynne D. Sisco
Chief Accounting Officer
Corporate Controller

cc:	Robert Benton, Staff Accountant, Securities and Exchange Commission

Craig Norris, Vice President, Deputy General Counsel, VMware, Inc.

Mark Peek, Chief Financial Officer and Co-President, Business Operations

Dawn Smith, Senior Vice President and General Counsel, VMware, Inc.

Larry Wainblat, Director, Senior Counsel, Corporate Securities, VMware, Inc.